EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

September 11, 2023

Accordant ODCE Index Fund

6710 E. Camelback Road, Suite 100

Scottsdale, AZ 85251

Dear Ladies and Gentlemen:

This will confirm the Expense Limitation and Reimbursement Agreement (the “Agreement”) by and among Accordant Investments LLC (the “Adviser”), IDR Investment Management, LLC (“IDR”) and the Accordant ODCE Index Fund (the “Fund”).

1.	The Adviser agrees to waive its fees and to pay or absorb the organizational and offering-related expenses of the Fund (the “O&O Expenses”) and the ordinary operating expenses of the Fund (excluding non-administrative expenses incurred by the Fund, including but not limited to (i) interest payable on debt, (ii) federal, state, local and foreign tax, (iii) the Management Fee charged by the Adviser pursuant to the Investment Advisory Agreement, (iv) brokerage fees and commissions and other costs and expenses relating to the acquisition and disposition of Fund investments, (v) non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, such as litigation expenses, (vi) distribution and servicing fees payable to participating broker-dealers, and (vii) platform fees, service fees, administrative fees or similar fees or expenses charged to the Fund by third-party broker-dealers, distribution platforms or custodians in connection with investor positions in the Fund) (“Operating Expenses”) that exceed 0.50% of the Fund’s net assets (the “Expense Limitation”), as determined as of the end of each calendar month. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees the Adviser previously waived or Fund O&O Expenses or Operating Expenses reimbursed, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to O&O Expenses and Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees (the “Board”).

2.	IDR previously served as the Fund’s investment adviser. Amounts payable to IDR that were waived and/or reimbursed by IDR under any of the Fund’s prior Operational Expense Limitation Agreements with IDR (“Prior Operating Expenses”) and the Fund’s prior Organizational and Offering Expense Limitation Agreement with IDR (“Prior O&O Expenses”) will be payable to IDR by the Fund. For the avoidance of doubt, such amounts shall be payable to IDR by the Fund even if they were waived or paid by IDR prior to the date of this Agreement. The Fund has agreed to pay IDR in the amount of any fees that IDR previously waived or deferred under the prior Operational Expense Limitation Agreement and prior Organizational and Offering Expense Limitation Agreement, subject to the limitations that: (1) the payment will be made if payable not more than three years from the date incurred with respect to Prior O&O Expenses and Prior Operating Expenses; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time of the waiver to be exceeded; and (3) the reimbursement is approved by the Board.
1

3.	This Agreement shall become effective on the date above written and shall have an initial term ending on the date that is two years from effective date of the N-2 and may not be terminated prior to the end of such initial term except by a resolution of the Fund’s Board of Trustees. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Agreement between the Adviser and the Fund or the termination of the Sub-Advisory Agreement by and among the Adviser, IDR and the Fund.

4.	This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

5.	If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to contracts formed and to be performed entirely within the State of New York, without giving effect to the conflicts of laws principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction, and the Investment Company Act of 1940, as amended (the “1940 Act”). In the event of a conflict between any provision of this Agreement and any applicable provision of the 1940 Act, the applicable provision of the 1940 Act shall control.

7.	No amendment or modification of this Agreement shall be valid unless made in writing and executed by each of the parties.

8.	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

[Remainder of Page Intentionally Left Blank]

2

*          *          *

The parties hereto have caused this Agreement to be duly executed on the date above first written.

Accordant Investments LLC

By:
Name:
Title:

IDR Investment Management, LLC

By:
Name:
Title:

Accordant ODCE Index Fund

By:
Name:
Title:

3